AMPLIFY INVESTMENTS – PRIME INDEXES

INDEX LICENSE AGREEMENT

This Index License Agreement, is made and entered into as of this 3rd day of August, 2017, (the “Effective Date”), by and between Level ETF Ventures LLC, a New York limited liability company (“LEVEL” or “Licensor”), having an office at 250 E 54th St, Suite 27B New York, NY, and Amplify Investments LLC a Delaware limited liability company having an office at 310 S Hale Street, Wheaton, IL (“Licensee”).

WHEREAS, Licensee is a sponsor of exchange-traded funds.

WHEREAS, Licensor owns rights to, and engages in a variety of business activities in connection with, certain stock indexes and the proprietary data contained therein, among which are the indexes listed in Schedule I, annexed hereto and made a part hereof (such indexes and data contained therein are hereinafter referred to as the “Indexes”);

WHEREAS, Licensor compiles and maintains the Indexes and owns rights in and to the Indexes, and the proprietary data related thereto Intellectual Property (such rights, including without limitation, copyright, trademark or proprietary rights and trade secrets, being hereinafter collectively referred to as the “Intellectual Property”);

WHEREAS, Licensee wishes to use the Indexes as the basis for financial products described in Schedule I, annexed hereto and made a part hereof (the “Products”);

WHEREAS, Licensee wishes to use the Indexes and the Intellectual Property to sponsor, issue, establish, organize, structure, operate, manage, offer, sell, market, promote, write, list, trade, exchange and distribute (collectively “sponsor”) the Products and to make disclosure about the Products under applicable laws, rules and regulations in order to indicate that Licensor is the source of the Indexes; and.

WHEREAS Licensee wishes to obtain Licensor’s authorization to use the Indexes and refer to the Indexes and the Intellectual Property in connection with the Products pursuant to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, it is agreed as follows:

1.	Grant of License.

(a) Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee a non-transferable, exclusive, royalty-bearing license (i) to use the Indexes solely in connection with issuing and listing for trading of the Products on or through a stock exchange (an “Approved Stock Exchange”) in the Territory (as defined in the applicable Schedule) and (ii) to use and refer to the Intellectual Property in connection with the marketing and promotion of the Products in order to indicate that the Products are based on the Indexes and that Licensor is the source of the Indexes, and as may otherwise be required by applicable laws, rules or regulations or under this Agreement.

(b) As used in this Agreement, “Products” means the products designated in the Schedules that are based upon an Index (but not any part of any Index other than the whole Index, and not any subset of the components of any Index) and correlated to the underlying securities comprising such Index. Any change to the terms of the Products as such terms are described in the applicable Schedule shall be subject to Licensor’s prior written consent.

(c) Licensee agrees that it shall use commercially reasonable efforts to list the Products on at least one Approved Stock Exchange in the Territory as soon as practicable after the Commencement Date.

(d) This Agreement shall restrict Licensor from licensing the Indexes or the Intellectual Property to any other person or entity at any time, except that Licensor shall have the right to license the Indexes for derivatives trading, or for exchange-traded products that are not issued in the Territory.

(e) Nothing contained in this Agreement constitutes a license to Licensee to use the Indexes other than as expressly provided herein.

(f) Licensee acknowledges that the Indexes and the Intellectual Property are the exclusive property of Licensor and that Licensor has and retains all Intellectual Property and other proprietary rights therein. Except as otherwise specifically provided herein, Licensor reserves all rights to the Indexes and the Intellectual Property, and this Agreement shall not be construed to transfer to Licensee any ownership right to, or equity interest in, the Indexes or the Intellectual Property, or in any Intellectual Property or other proprietary rights pertaining thereto.

(g) Licensee acknowledges that the Indexes and their compilation and composition, and any changes therein, are and will be in the complete control and sole discretion of Licensor.

(h) Licensee agrees that nothing in this Agreement includes a license grant to issue, list or trade options on the Products, and neither Licensee nor any of its affiliates shall issue, list or trade options on the Products, or permit any third party directly or indirectly to issue, list or trade options on the Products, without Licensor’s prior written consent.

(i) Licensee acknowledges and agrees that Licensor reserves the right to enter into a license agreement with the Approved Stock Exchange(s) and any other exchange or securities market that may trade the Products. Licensor will notify Licensee if it contacts any such exchange or securities market concerning a license agreement.

(j) Licensee agrees that, prior to the issuance or sale of any Products, it will obtain an agreement substantially in the form of Exhibit II hereto, with such revisions thereto as are approved in advance by Licensor in writing, from any person or entity (other than Licensee or certain of its affiliates as provided in Section 12(a)) that issues such products (the “Sublicensee”).

(k) Licensor agrees that no person or entity (other than Licensee, its Sublicensee as provided in Section 1(j) and any exchange trading the Product) shall need to obtain a license from Licensor with respect to the initial issuance and sale of a Product.

2.	Term.

The term of this Agreement shall commence as of the Launch Date and shall remain in full force and effect for five (5) years following the date the Product begins trading on an Approved Stock Exchange (“Launch Date”), unless this Agreement is terminated earlier as provided herein (such term being referred to herein as the “Initial Term”). At the end of the Initial Term, this Agreement shall automatically renew for successive one-year periods (each, a “Renewal Term,” and together with the Initial Term, the “Term”) unless either party terminates the Agreement by providing the other party a written notice to that effect ninety (90) days prior to the end of the then-current term or pursuant to Section 4.

3.	License Fees.

(a) As consideration for the license granted herein, Licensee shall pay to Licensor license fees (“License Fees”) as set forth on the Schedules hereto. For the avoidance of doubt, Licensee shall be responsible for paying the License Fees hereunder beginning on the Launch Date and until the License Agreement expires or terminates, whichever comes first.

(b) Licensor shall have the right to audit on a confidential basis and upon reasonable prior notice to Licensee, the relevant books and records of Licensee to confirm the accuracy of any one or more calculations of License Fees. Licensor shall bear its own costs of any such audit.

(c) Licensor acknowledges that the License Fees are reasonable.

4.	Termination.

(a) If there is a material breach of this Agreement by either party (the “Breaching Party” and “Non-breaching Party” or “Harmed Party”), or if either party believes in good faith that material damage or harm is occurring to its reputation or good will by reason of its continued performance hereunder (other than pursuant to Section 4(d)), then the Non-breaching Party or the Harmed Party, as the case may be, may terminate this Agreement, effective thirty (30) days after written notice thereof to the other party (with reasonable specificity as to the nature of the breach or the condition causing such damage or harm, as the case may be, and including a statement as to such party’s intent to terminate), unless the other party shall correct such breach or the condition causing such damage or harm, as the case may be, within such 30-day period.

(b) Licensee may terminate this Agreement upon ninety (90) days’ prior written notice to Licensor (or such lesser period of time as may be necessary pursuant to law, rule, regulation or court order) if (i) any legislation or regulation is finally adopted or any government interpretation is issued that prevents Licensee from issuing, marketing or promoting the Products; (ii) any material litigation or regulatory proceeding regarding Licensor is commenced; (iii) Licensee elects to terminate the public offering or other distribution of all Products for any reason; or (iv) any of the events set forth in Section 4(c)(i) or (iii) occurs.

(c) Licensor may terminate this Agreement upon ninety (90) days’ prior written notice to Licensee if (i) any legislation or regulation is finally adopted or any government interpretation is issued that in Licensor’s reasonable judgment materially impairs Licensor’s ability to license and provide the Indexes or the Intellectual Property under this Agreement; (ii) any litigation or proceeding is commenced which relates, directly or indirectly, to Licensor’s licensing and providing the Indexes or the Intellectual Property under this Agreement, or (iii) any such litigation proceeding is threatened and Licensor reasonably believes that such litigation or proceeding would be reasonably likely to have a material and adverse effect on the Indexes or the Intellectual Property or on Licensor’s ability to perform under this Agreement.

(d) Notwithstanding anything to the contrary herein, Licensor shall have the right, in its sole discretion, to cease compiling and publishing of any of the Indexes at any time that Licensor determines that such Index no longer meets or will not be capable of meeting the criteria established by Licensor for maintaining the Index, and thereupon to terminate this Agreement, provided Licensor provides Licensee with at least 180 days’ prior written notice.

(e) Licensor may terminate this Agreement, upon written notice to Licensee, if any securities exchange or other source (i) ceases to provide data to Licensor necessary for providing the Indexes, (ii) terminates Licensor’s right to receive data in the form of a “feed” from such securities exchange or other source, (iii) materially restricts Licensor’s right to redistribute data received from such securities exchange or other source, or (iv) institutes charges (other than nominal charges or charges which Licensor deems to be reasonable to be incurred in connection with providing the Indexes) for the provision of data to Licensor or the redistribution of data by Licensor.

(f) Licensee may terminate this Agreement upon written notice to Licensor if Product is not listed on an Approved Stock Exchange within two (2) years of the Commencement Date.

5.	Licensor Obligations; Licensee’s Obligations.

(a) Licensor agrees to provide reasonable support for Licensee’s development and educational efforts with respect to the Products as follows:

(i) Licensor shall use its best efforts to respond within forty-eight (48) hours to any reasonable requests by Licensee for information regarding the Indexes;

(ii) Licensor shall arrange for a third party vendor to use reasonable efforts to, calculate the values of each of the Indexes at least once every fifteen (15) seconds on each day on which at least 50% of the market capitalization of the Index is available for trading, in accordance with Licensor’s current procedures, which procedures may be modified by Licensor; and

(iii) Licensor, and/or its designated third party vendor, shall use its best efforts to promptly correct, or instruct its agent to correct, any mathematical errors made in computations of the Indexes which are brought to Licensee’s attention; provided, that nothing in this Section 5 shall give Licensee the right to exercise any judgment or require any changes with respect to Licensor’s method of composing or determining the Indexes; and, provided, further, that nothing herein shall be deemed to modify the provisions of Section 9 of this Agreement.

(b) Licensee shall incorporate the disclaimer set forth in Exhibit I hereto in its agreement with any Approved Stock Exchange. Licensor may also require any Approved Stock Exchange to have in place prior to listing the Product a limitation of liability for index providers in such form as in keeping with industry standards.

6.	Trademark Filings; Recognition of Intellectual Property Rights; Protection of Intellectual Property; Quality Control.

(a) During the Term, Licensor may apply for such trademark and trade name registrations for the Intellectual Property only in such jurisdictions, if any, where Licensor considers such filings appropriate. Licensee shall reasonably cooperate with Licensor in the maintenance of such rights and registrations and shall do such acts and execute such instruments as are reasonably necessary or appropriate for such purpose; however, any expenses reasonably incurred by Licensee therein shall be absorbed by Licensor.

(b) Except for the rights expressly granted to Licensee hereunder, Licensee agrees that the Intellectual Property and other rights, registrations and entitlement thereto, together with all applications, registrations and filings with respect to any of the Intellectual Property and any renewals and extensions of any such applications, registration and filings, are and shall remain the sole and exclusive property of Licensor. Licensee agrees that the benefit of any use by it of the Intellectual Property pursuant to this Agreement shall inure solely to Licensor. Licensee agrees to cooperate reasonably with Licensor in the maintenance of such rights and registrations and shall do such acts and execute such instruments as are reasonably necessary or appropriate for such purpose. Licensee acknowledges that the Intellectual Property is part of the business and goodwill of Licensor and agrees that it shall not, during the term of this Agreement or thereafter, contest the fact that Licensee’s rights in the Intellectual Property under this Agreement (i) are limited solely to the use of the Intellectual Property as expressly provided in Section 1(a), and (ii) shall cease upon termination of this Agreement, except as otherwise expressly provided herein. Licensee recognizes the great value of the reputation and goodwill associated with the Intellectual Property and acknowledges that such goodwill associated with the Intellectual Property belongs exclusively to Licensor, and that Licensor, except as otherwise expressly set forth herein, is the owner of all right, title and interest in and to the Intellectual Property in connection with the Products. Licensee further acknowledges that all rights in any translations, derivatives or modifications in the Intellectual Property which may be created by or for Licensee shall be and shall remain the exclusive property of Licensor and said property shall be and shall remain a part of the Intellectual Property subject to the provisions and conditions of this Agreement. Licensee shall never, either directly or indirectly, contest Licensor’s exclusive ownership of any of the Intellectual Property. Licensor and Licensee each agree that, in the event that Licensee uses the Intellectual Property in conjunction with Licensee’s own trademark(s), neither party shall own, register, license or assign such resulting mark (the “Composite Mark”). Each party will retain the exclusive ownership and proprietary rights in its respective trademark(s).

(c) Licensee shall use its reasonable efforts to protect the goodwill and reputation of Licensor, the Index and the Intellectual Property in connection with its use of the Indexes and any of the Intellectual Property under this Agreement. Licensee shall submit to Licensor, for Licensor’s review and approval, and Licensee shall not use until receiving Licensor’s approval thereof in writing, all Informational Materials. Licensor’s approval shall be required with respect to the use of and description of Licensor, the Indexes or any of the Intellectual Property. Licensor shall notify Licensee, in writing, of its approval or disapproval of any Informational Materials within three (3) business days (excluding any day that is a Saturday or Sunday or a day on which The New York Stock Exchange is closed) following receipt thereof from Licensee. In the event that Licensee does not receive such written consent or approval within three (3) business days, then Licensor shall be deemed to have consented to and approved such Information Materials. Once Informational Materials have been approved by Licensor, subsequent Informational Materials which do not alter the use or description of Licensor, the Indexes or the Intellectual Property, as the case may be, need not be submitted for review and approval by Licensor.

(d) Except as may be expressly otherwise agreed in writing by Licensor, or as otherwise permitted or required under this Agreement, the Intellectual Property and Licensee’s marks, the marks of any of their respective affiliates or the marks of any third party, to the extent they appear in any Informational Material, shall appear separately and shall be clearly identified with regard to ownership. Whenever the Intellectual Property are used in any Informational Material in connection with any of the Products, the name of Licensee shall appear in close proximity to the Intellectual Property so that the identity of Licensee, and its status as an authorized Licensee of such Intellectual Property, is clear and obvious.

(e) Licensee agrees that any proposed change in the use of the Intellectual Property shall be submitted to Licensor for, and shall be subject to, Licensor’s prior written consent.

(f) If at any time Licensor is of the opinion that Licensee is not properly using the Intellectual Property in connection with the Products or Informational Materials, or that the standard of quality of any of the Products or Informational Materials does not conform to the reasonable industry standards, Licensor shall give notice to Licensee to that effect. Upon receipt of such notice, Licensee shall forthwith correct the defects in the non-conforming Products or Informational Materials so that they comply with all required standards or cease (subject to regulatory requirements) the listing, marketing and promotion of the non-conforming Products or Informational Materials.

(g) Licensee shall use the following notice when referring to the Index(es) or any of the Marks in any informational materials to be used in connection with the Products (including, where applicable, advertisements, brochures and promotional and any other similar informational materials that in any way use or refer to LEVEL, the Indexes or any of the Marks (collectively, the “Informational Materials”):

“Prime Indexes and [INSERT INDEX NAME] are trademarks of Level ETF Ventures LLC (Licensor) and have been licensed for use by [INSERT LICENSEE NAME] (Licensee). Licensee’s [INSERT PRODUCT NAME] are not sponsored, endorsed, sold or promoted by Licensor, and Licensor makes no representation regarding the advisability of trading in such product.”

7.	Proprietary Rights.

(a) Licensee expressly acknowledges and agrees that the Indexes are selected, compiled, coordinated, arranged and prepared by Licensor through the application of methods and standards of judgment used and developed through the expenditure of considerable work, time and money by Licensor. Licensee also expressly acknowledges and agrees that the Indexes and the Intellectual Property are valuable assets of Licensor and Licensee agrees that it will take reasonable measures to prevent any unauthorized use of the information provided to it concerning the selection, compilation, coordination, arrangement and preparation of the Indexes.

(b) Each party shall treat as confidential and shall not disclose or transmit to any third party (i) any documentation or other materials that are “Confidential,” whether or not marked as “Confidential,” by the providing party and (ii) the terms of this Agreement (collectively, “Confidential Information”). Confidential Information as described in clause (i) of the preceding sentence shall not include (A) any information that is available to the public or to the receiving party hereunder from sources other than the providing party (provided that such source is not subject to a confidentiality agreement with regard to such information) or (B) any information that is independently developed by the receiving party without use of or reference to information from the providing party.

(c) Notwithstanding the foregoing, either party may reveal Confidential Information to any regulatory agency or court of competent jurisdiction if such information to be disclosed is (i) approved in writing by the providing party for disclosure or (ii) required by law, regulatory agency, self-regulatory agency, governmental body or court order to be disclosed by the receiving party, provided, if permitted by law, that prior written notice of such required disclosure is given to the providing party and provided further that the receiving party shall cooperate with the providing party to limit the extent of such disclosure. The provisions of Section 7 shall survive termination or expiration of this Agreement for a period of five (5) years from disclosure by either party to the other of the last item of such Confidential Information.

8.	Exclusivity and Non-Circumvention.

Following the execution of this Index License Agreement, Licensee, and any third-party provider appointed by Licensee, agrees that it shall not serve as index provider or license the Indexes name(s) to another exchange traded fund which employs the same, or a materially similar, index or strategy to that of the Fund. In addition, each party agrees not to circumvent each other in order to work with third parties introduced by the other party, including but not limited to the Licensor or Licensee, in order to market and launch an exchange traded fund. This Section 8 shall commence as of the Effective Date and shall remain in full force and effect for five (5) years following the Launch Date.

9.	Warranties; Disclaimers.

(a) Each party represents and warrants to the other that it has the authority to enter into this Agreement according to its terms, and that its execution and delivery of this Agreement and its performance hereunder will not violate any agreement applicable to it or violate any applicable laws, rules or regulations. Licensee represents and warrants to Licensor that the Products listed for trading, and the marketing and promotion thereof, by Licensee will not violate any agreement applicable to Licensee or violate any applicable laws, rules or regulations, including without limitation, securities, commodities, and banking laws.

(b) Licensee shall include the statement contained in Exhibit I hereto in each agreement, if any, with the Approved Stock Exchange, prospectus, registration statement or similar document relating to any Products (and upon request shall furnish copies thereof to Licensor), and Licensee expressly agrees to be bound by the terms of the statement contained in Exhibit I hereto (which terms are expressly incorporated herein by reference and made a part hereof).

(c) Licensor represents and warrants that it has the right and authority to enter into this Agreement and to license the Intellectual Property to Licensee pursuant to this Agreement and that the licensing of the Intellectual Property to Licensee will not breach any contract to which Licensor is a party or constitute an infringement of any U.S. Trademark, copyright or other proprietary right of any third party.

9.	Indemnification.

(a) Licensee shall indemnify and hold harmless Licensor, its affiliates, and their officers, directors, employees and agents, against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and expert’s fees) as a result of any claim, action or proceeding that arises out of or relates to a material breach by Licensee of its representations or warranties under this Agreement, provided however that (i) Licensor notifies Licensee within ten (10) days of such claim, action or proceeding, (ii) Licensor grants Licensee control of its defense and/or settlement, and (iii) Licensor cooperates with Licensee in the defense thereof. Licensor shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action, or proceeding without the written consent of Licensee without waiving the indemnity hereunder. Licensee, in the defense of any such claim, action or proceeding, except with the written consent of Licensor, shall not consent to entry of any judgment or enter into any settlement which either (i) does not include, as an unconditional term, the grant by the claimant to Licensor of a release of all liabilities in respect of such claims or (ii) otherwise adversely affects the rights of Licensor. The Foregoing notwithstanding, Licensee shall not be required to indemnify Licensor to the extent any claims, actions or proceeding arise out of or relate to (i) a breach by Licensor of its representations or warranties made herein, (ii) any third party claim alleging that a Product or Intellectual Property licensed hereunder violates or infringes any proprietary right of any third party, or (iii) Licensor’s negligence or willful misconduct. This provision shall survive the termination or expiration of this Agreement.

(b) Licensor shall indemnify and hold harmless Licensee, its affiliates and their directors, officers, employees, and agents against any and all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and expert’s fees) as a result of any claim, action or proceeding that arises out of or relates to a material breach by Licensor of its representations or warranties under this Agreement; provided however, that (i) Licensee notifies Licensor within ten (10) days of such claim, action or proceeding; (ii) Licensee grants Licensor control of its defense and/or settlement; and (iii) Licensee cooperates with Licensor in the defense thereof. Licensee shall have the right, at its own expense, to participate in the defense of any claim, action or proceeding against which it is indemnified hereunder; provided, however, it shall have no right to control the defense, consent to judgment, or agree to settle any such claim, action, or proceeding without the written consent of Licensor without waiving the indemnity hereunder. Licensor, in the defense of any such claim, action or proceeding except with the written consent of Licensee, shall not consent to entry of any judgment or enter into any settlement which either (i) does not include, as an unconditional term, the grant by the claimant to Licensee of a release of all liabilities in respect to such claims or (ii) otherwise adversely affects the rights of Licensee. The foregoing notwithstanding, Licensor shall not be required to indemnify Licensee to the extent any claims, actions or proceedings arise out of or relate to (i) a breach by Licensee of its representations or warranties made herein, (ii) any third party claim alleging that a Product violates or infringes any proprietary right of any third party, or (iii) Licensee’s negligence or willful misconduct. This provision shall survive the termination or expiration of this Agreement.

10.	Suspension of Performance.

Notwithstanding anything herein to the contrary, neither Licensor nor Licensee shall bear responsibility or liability to the other party or to third parties for any Losses arising out of any delay in or interruptions of performance of their respective obligations under this Agreement due to any act of God, act of governmental authority, or act of public enemy, or due to war, the outbreak or escalation of hostilities, riot, fire, flood, civil commotion, insurrection, labor difficulty (including, without limitation, any strike, other work stoppage, or slow-down), severe or adverse weather conditions, power failure, communications line or other technological failure, or other similar cause beyond the reasonable control of the party so affected; provided, however, that nothing in this Section 10 shall affect Licensee’s obligations under Section 9(a).

11.	Injunctive Relief.

In the event of a material breach by one party (“Breaching Party”) of provisions of this Agreement relating to the Confidential Information of the other party (“Non-breaching Party”), the Breaching Party acknowledges and agrees that damages would be an inadequate remedy and that the Non-breaching Party shall be entitled to seek preliminary and permanent injunctive relief to preserve such confidentiality or limit improper disclosure of such Confidential Information, but nothing herein shall preclude the Non-breaching Party from pursuing any other action or remedy for any breach or threatened breach of this Agreement. All remedies under this Section 11 shall be cumulative.

12.	Other Matters.

(a) This Agreement is solely and exclusively between the parties hereto and, except to the extent otherwise expressly provided herein, shall not be assigned or transferred, nor shall any duty hereunder be delegated, by either party, without the prior written consent of the other party, and any attempt to so assign or transfer this Agreement or delegate any duty hereunder without such written consent shall be null and void, except that no such consent shall be required with respect to any assignment by either party to its parent, subsidiary or affiliate. This Agreement shall be valid and binding on the parties hereto and their successors and permitted assigns.

(b) This Agreement, including the Schedules and Exhibits hereto (which are hereby expressly incorporated into and made a part of this Agreement), constitutes the entire agreement of the parties hereto with respect to its subject matter, and supersedes any and all previous agreements between the parties with respect to the subject matter of this Agreement. There are no oral or written collateral representations, agreements or understandings except as provided herein.

(c) No waiver, modification or amendment of any of the terms and conditions hereof shall be valid or binding unless set forth in a written instrument signed by duly authorized officers of both parties. The delay or failure by any party to insist, in any one or more instances, upon strict performance of any of the terms or conditions of this Agreement or to exercise any right or privilege herein conferred shall not be construed as a waiver of any such term, condition, right or privilege, but the same shall continue in full force and effect.

(d) No breach, default or threatened breach of this Agreement by either party shall relieve the other party of its obligations or liabilities under this Agreement.

(e) All notices and other communications under this Agreement shall be (i) in writing, (ii) delivered by hand (with receipt confirmed in writing), by registered or certified mail (return receipt requested), or by facsimile transmission (with receipt confirmed in writing), to the address or facsimile number set forth below or to such other address or facsimile number as either party shall specify by a written notice to the other, and (iii) deemed given upon receipt.

If to Licensor:	Level ETF Ventures LLC 250 E 54th St, Suite 27B New York, NY 10022 Attn: Christopher Yeagley

If to Licensee:	Amplify Investments 310 S Hale Wheaton, IL 60187 Attn: Brad Bailey

(f) It is the intent of the parties that the substantive laws of the State of California govern this Agreement and not the law of any other jurisdiction incorporated through choice of law or conflicts of law principles. Each party agrees that any legal action, proceeding, controversy or claim between the parties arising out of or relating to this Agreement may be brought and prosecuted only in the State of California, and by execution of this Agreement each party hereto submits to the exclusive jurisdiction of such court and waives any objection it might have based upon improper venue or inconvenient forum.

(g) This Agreement (and any related agreement or arrangement between the parties hereto) is solely and exclusively for the benefit of the parties hereto and their respective successors, and nothing in this Agreement (or any related agreement or arrangement between the parties hereto), express or implied, is intended to or shall confer on any other person or entity (including, without limitation, any purchaser of any Products issued by Licensee), any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement (or any such related agreement or arrangement between the parties hereto).

(h) Section 4, Sections 7, Sections 8, 9, 11 and 12(e), (f) and (g), and this Section 12(h), shall survive the expiration or termination of this Agreement; provided, however, this Section shall not be deemed to constitute a waiver of statute of limitations.

(i) The parties hereto are independent contractors. Nothing herein shall be construed to place the parties in the relationship of partners or joint ventures, and neither party shall acquire any power, other than as specifically and expressly provided in this Agreement, to bind the other in any manner whatsoever with respect to third parties.

(j) All references herein to “reasonable efforts” shall include taking into account all relevant commercial and regulatory factors. All references herein to “regulations” or “regulatory proceedings” shall include regulations or proceedings by self‑regulatory organizations such as securities or futures exchanges.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first set forth above.

LEVEL ETF VENTURES LLC

By:
Name:
Title:
Date:

AMPLIFY INVESTMENTS LLC

By:
Name:
Title:
Date:

INDEX OF ATTACHMENTS

SCHEDULES:
Schedule I	Index Licensing Schedule

EXHIBITS:
Exhibit I	Disclaimer Language
Exhibit II	Sublicense Agreement

SCHEDULE I

Index Licensing Schedule

Index: Prime Senior Loan & Income CEF Index

Intellectual Property: Prime Senior Loan & Income CEF Index

Products: The Products shall be exchange-traded funds (“ETFs”) or unit investment trusts (“UITs”). ETFs are open-ended and have the following characteristics: (i) the fund issues, sells, and redeems blocks of shares, units or other interests; (ii) the fund shares are listed for trading on an Approved Stock Exchange and are available for trading throughout each daily trading session; (iii) the trading of the fund shares may generally take place in an unlimited amount; (iv) such shares, units or other interests are generally redeemed “in kind”; (v) the fund has the investment objective of replicating the performance of the Index; and (vi) is organized under the United States Investment Company Act of 1940.

Approved Stock Exchange: NYSE Arca, Nasdaq, or BATS

Territory: U.S.

License Fees: Licensee shall pay LEVEL the annual fees (each an “Annual Fee”) in accordance with the following schedule:

Index	Annual Fee	Product
Prime Senior Loan & Income CEF Index		Amplify YieldShares Senior Loan & Income ETF

The Annual Fee shall be computed and paid on a monthly basis for each Product as follows:

(a)
At the end of each calendar month during the Term, Licensee shall calculate the average daily assets during the month by (i) adding together the daily asset amounts of the Product, as determined by the Administrator of the Product on each business day during the month, and then (ii) dividing such sum by the number of daily assets values determined in (i) above. If the resulting average daily asset amount is greater than $_________ then subtract $___________ from the average daily asset amount and multiply by the Annual Fee and divide by ______ (12), resulting in the monthly payment to be paid to LEVEL by Licensee. For example, if the average daily asset amount is $_____________ in a given month, then the monthly payment shall be ($_________ - $_________) x ____% / 12 = $______. If the resulting average daily asset amount is less than $____________ then no payment is due to LEVEL.

(b)	Each monthly payment shall be accompanied by a statement setting forth the calculations on which the payment is based and shall be paid within thirty (30) days after the close of the month.

Page i

(c)	All amounts shall be paid in U.S. Dollars. The terms hereof shall be deemed Confidential as defined in Section 5 of this Agreement.

All amounts shall be paid in US Dollars. The terms hereof shall be deemed “Confidential Information” for purposes of Section 7(b) of this Agreement. The terms and conditions of this Schedule are acknowledged and agreed to:

LEVEL ETF VENTURES LLC	AMPLIFY INVESTMENTS LLC

Name:	Name:
Title:	Title:
Date:	Date:

EXHIBIT I

The [Products] are not sponsored, endorsed, sold or promoted by Level ETF Ventures, LLC (“LEVEL”). LEVEL makes no representation or warranty, express or implied, to the owners of the [Product(s)] or any member of the public regarding the advisability of trading in the Product(s). LEVEL’s only relationship to [insert company name] (“Licensee”) is the licensing of certain trademarks and trade names of LEVEL and of the [INSERT Name of Index(es)] which are determined, composed and calculated by LEVEL without regard to Licensee or the [Product(s)], Licensor has no obligation to take the needs of Licensee or the owners of the [Product(s)] into consideration in determining, composing or calculating [INSERT Name of Index(es)]. LEVEL is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the [Product(s)] to be listed or in the determination or calculation of the equation by which the [Product(s)] are to be converted into cash. LEVEL has no obligation or liability in connection with the administration, marketing or trading of the [Product(s)].

LEVEL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE [INSERT NAME OF INDEX(ES)] OR ANY DATA INCLUDED THEREIN AND LEVEL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. LEVEL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE [PRODUCT(S)], OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE [INSERT NAME OF INDEX(ES)] OR ANY DATA INCLUDED THEREIN. LEVEL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE [INSERT NAMES OF INDEX(ES)] OR ANY DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL LEVEL HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN LEVEL AND LICENSEE.
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EXHIBIT II

SUBLICENSE AGREEMENT

This Sublicense Agreement (the “Sublicense Agreement”), dated as of ______________, _____, is made by and among _________________________ (the “Sublicensee”), Level ETF Ventures, LLC (“Licensor”), and Licensee (“Licensee” or “Sublicensor”).

W I T N E S S E T H :

 WHEREAS, pursuant to that certain License Agreement, dated as of ________________, _____, by and between Licensor and Licensee (“License Agreement”), Licensor has granted Licensee a license to use certain copyright, trademark and proprietary rights and trade secrets of Licensor (as further described in the License Agreement, the “Intellectual Property”) in connection with the issuance, sale, marketing and/or promotion of certain financial products (as further defined in the License Agreement, the “Products”) or Index(es);

WHEREAS, Sublicensee wishes to issue, sell, market and/or promote the Products and to use and refer to the Intellectual Property in connection therewith; and

WHEREAS, all capitalized terms used herein shall have the meanings assigned to them in the License Agreement unless otherwise defined herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1. License. Sublicensor hereby grants to Sublicensee a non-exclusive and non-transferable sublicense to use the Intellectual Property in connection with the issuance, distribution, marketing and/or promotion of the Products.

2. The Sublicensee acknowledges that it has received and read a copy of the License Agreement (excluding the Schedule setting forth the license fees) and agrees to be bound by all the provisions thereof, including, without limitation, those provisions imposing any obligations on Licensee.

3. Sublicensee agrees that its obligations under the License Agreement pursuant to Section 2 of this Sublicense Agreement are as principal and shall be unaffected by any defense or claim that Licensee may have against Licensor.

4. It is the intent of the parties that the substantive law of the State of New York govern this Agreement and not the law of any other jurisdiction incorporated through choice of law or conflicts of law principles. Each party agrees that any legal action, proceeding, controversy or claim between the parties arising out of or relating to this Agreement may be brought and prosecuted only in the United States District Court for the Southern District of New York or in the Supreme Court in and for the County of New York, and by execution of this Agreement each party hereto submits to the exclusive jurisdiction of such court and waives any objection it might have based upon improper venue or inconvenient forum.

IN WITNESS WHEREOF, the parties hereto have executed this Sublicense Agreement as of the date first set forth above.

SUBLICENSEE

By:
Title:

LICENSEE

By:
Title:

LEVEL ETF VENTURES, LLC

By:
Title:
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